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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Westaff, Inc.
(Name of Issuer)
Common stock, $0.01 per share
(Title of Class of Securities)
957070 10 5
(CUSIP Number)
W. Robert Stover
298 North Wiget Lane
Walnut Creek, California 94598
(925) 930-5337

Copy to:

Bartley C. Deamer, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303
(650) 849-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: W. Robert Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998, as amended, and the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,304,082(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

6,304,082(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,304,082(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.95%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Consists of 3,246,536 shares of common stock of Westaff, Inc. held by the Stover Revocable Trust dated November 16, 1998, as amended, and 3,057,546 shares of common stock of Westaff, Inc. held by the Stover 1999 Charitable Remainder Unitrust dated 4/21/99.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Joan C. Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998 as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,246,536

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,246,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,246,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.55%(1)

14	TYPE OF REPORTING PERSON

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Parker T. Williamson, as Co-Trustee of the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,057,546

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,057,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,057,546

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.41%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: The Stover Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		40,600

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,600

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	40,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.24%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Amy Stover-Newton

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		105,560

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,560

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Stephen R. Stover

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		541,144

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		541,144

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	541,144

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.26%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Susan J. Stover

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		573,435

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		573,435

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	573,435

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.45%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Susan J. Stover, as Co-Trustee of the Susan J. Stover GST Irrevocable Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		136,468(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		136,468(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

136,468(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.82%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) US Bank, N.A., Co-Trustee of the Susan J. Stover GST Irrevocable Trust, disclaims any beneficial ownership of, or any sole or shared power to vote or direct the vote or to dispose or direct the disposition of, any shares of common stock of Westaff, Inc. held by the Susan J. Stover GST Irrevocable Trust.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Stephen R. Stover, as Co-Trustee of The Stephen R. Stover Irrevocable Trust as amended 3/28/96

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100,211(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,211(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100,211(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.60%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) AST Capital Trust, Co-Trustee of the Stephen R. Stover Irrevocable Trust as amended 3/28/96, disclaims any beneficial ownership of, or any sole or shared power to vote or direct the vote or to dispose or direct the disposition of, any shares of common stock of Westaff, Inc. held by The Stephen R. Stover Irrevocable Trust as amended 3/28/96.
(2) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Waynesburg College

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		105,356

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,356

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	105,356

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.63%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

CUSIP No.	957070 10 5

1	NAMES OF REPORTING PERSONS: Presbyterian Lay Committee, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		25,540

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		25,540

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	25,540

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 16,609,603 shares of common stock of Westaff, Inc. outstanding on February 22, 2007, as disclosed in Westaff, Inc.’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on February 26, 2007.

INTRODUCTION
This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on March 13, 2007 (the “Original Schedule 13D” and, as amended the “Schedule 13D”) by the Stover Revocable Trust dated November 16, 1988, as amended, the Stover Foundation, the Stover 1999 Charitable Remainder Unitrust dated 4/21/99, Amy Stover-Newton, Stephen Stover, Susan Stover, the Susan J. Stover GST Irrevocable Trust, the Stephen R. Stover Irrevocable Trust as amended 3/28/96, Waynesburg College and Presbyterian Lay Committee, Inc. (collectively, the “Reporting Persons”) relates to the common stock, par value $0.01, of Westaff, Inc. Capitalized terms used herein and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.
This Amendment hereby amends the Original Schedule 13D as follows:
The last paragraph in Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     On February 28, 2007, W. Robert Stover (“Stover”), the Chairman of the Board of Directors of the Issuer, took action under the relevant provisions of the certificate of incorporation and bylaws of the Issuer to (i) call in writing a special meeting of stockholders of the Issuer to be held on Wednesday, May 30, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “Stockholders Meeting”), (ii) call in writing a special meeting of the Board of Directors of the Issuer (the “Board”) to be held on Wednesday, April 4, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “Board Meeting”), and (iii) deliver written notice of the Board Meeting to the members of the Board. The written call of the Stockholders Meeting made by Mr. Stover provides that the current purposes of the Stockholders Meeting are to (i) amend the bylaws of the Company to increase the number of directors from five to nine (or such larger number as may be necessary to permit the persons nominated by DelStaff, LLC, a Delaware limited liability company (“DelStaff”), to constitute a majority of the members of the Board), (ii) elect DelStaff’s nominees to fill such newly created directorships, and (iii) to transact such other business as may properly come before the Stockholders Meeting or any adjournment or adjournments thereof. The written call of the Board Meeting made by Mr. Stover provides that the current purposes of the Board Meeting are to (i) set the record date for the Stockholders Meeting, (ii) approve the Issuer’s notice of the Stockholders Meeting, (iii) determine the size of each of the three classes of directors of the Board to account for the newly created directorships proposed to be created at the Stockholders Meeting, and (iv) take other actions as may be necessary or desirable in furtherance of the foregoing purposes.
Item 5(a) and (b) of the Original Schedule A is hereby amended and restated in its entirety as follows:
(a) and (b) The information contained on the cover pages of this Schedule 13D and the response to Item 3 of this Schedule 13D are hereby incorporated herein by reference. As of the date of this Schedule 13D and as a consequence of the transactions contemplated by the Purchase Agreement, none of the Reporting Persons, except as set forth in this Item 5(a) and (b), (i) has acquired nor does any beneficially own any Common Stock and (ii) has the sole or shared power (x) to vote or direct the vote or (y) to dispose or direct the disposition of any Common Stock.
     Susan J. Stover's minor children, Matthew Stella and Sarah Stella, each beneficially owns 2,500 shares of Common Stock. Susan J. Stover has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares. Such shares were acquired through gifts by W. Robert Stover more than five years ago.
     Ted Johnson, a member of the Board of Directors of The Stover Foundation, beneficially owns 5,000 shares of Common Stock and has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares. Such shares were purchased in separate transactions at per share prices ranging from $2.50 to $4.00.
     Parker T. Williamson, a member of the Board of Trustees of The Stover Foundation, beneficially owns 4,150 shares of Common Stock and has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares. Such shares were purchased more than five years ago.
     Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any Common Stock nor has the sole or shared power to vote or direct the vote or to dispose or direct the disposition of any Common Stock.
The listing for Waynesburg College in Schedule A to the Original Schedule 13D is hereby amended and restated in its entirety as follows:
Waynesburg College

Name	Title	Occupation	Residence or Business Address	Citizenship
Anthony C. Adonizio	Member of Board of	Attorney	250 North 24th Street	USA
	Trustees		Camp Hill, PA 17011

Clifford Campbell	Member of Board of	Coal Broker	1601 Montgomery Road	USA
	Trustees		Allison Park, PA 15101

Donald P. Wilson	Member of Board of	Reverend of First Baptist Church	303 West High Street	USA
	Trustees		Waynesburg, PA 15370

Douglas G. Lee	Member of Board of	Attorney at Steptoe & Johnson	15 Emily Court	USA
	Trustees and Secretary		Fairmont, WV 26554

Elizabeth Bundy	Member of Board of	Retired	2075 Fair Avenue	USA
	Trustees		Columbus, OH 43209

Frederick D. DePalma	Member of Board of	Vice President at Merrill Lynch	214 Senate Avenue, Suite 501	USA
	Trustees		Camp Hill, PA 17011

Gary Guerrieri	Member of Board of	Vice President and Secretary of	First National Bank of	USA
	Trustees	Title Insurance at First National	Pennsylvania
		Bank of Pennsylvania; Board	One FNB Boulevard, 5th Floor
		Member of FNB Capital Corp.	Hermitage, PA 16148

H. Mathilda Horst	Vice Chair of Board	Physician	Henry Ford Hospital	USA
	of Trustees	Henry Ford Hospital	2799 West Grand Boulevard
		Department of Surgery CFP-1	Detroit, MI 48202

H. William DeWeese	Member of Board of	The Democratic Leader	423 Main Capitol Building	USA
	Trustees	Pennsylvania House of	Harrisburg, PA 17120
Representatives

Jeffrey L. Taussig	Member of Board of	Retired	3245 Riding Run	USA
	Trustees		Richfield, OH 44286

Jeffrey M. Wymard	Chair of the Board	Managing Director National	National Healthcare Financial	USA
	of Trustees	Healthcare Financial Group	Group Wachovia
		Wachoiva	1339 Chestnut Street
PA - 4804
10 Floor, Widener Building
Philadelphia, PA 19107

John F. Wiley	Member of Board of	Retired	2460 Franciscan Drive, Apt. 36	USA
	Trustees		Clearwater, FL 33763

John P. Papalia	Member of Board of	Chief Executive Officer of Warren	Warren General Hospital	USA
	Trustees	General Hospital	Two Crescent Park West
Warren, PA 16365

Kenneth F. Moore	Vice Chair of Board	C.P.A.	Cavanaugh, Moore & Co.	USA
	of Trustees		Bank One Building, Suite 305
Steubenville, OH 43952

Larry P. Sheffield	Member of Board of	Retired	1165 Teresa Lane	USA
	Trustees		Morgan Hill, CA 95037

Mark Fox	Member of Board of	Vice President/Co-Dealer Principal	Fox Ford Mercury, Inc.	USA
	Trustees		743 East High
Waynesburg, PA 15370

Name	Title	Occupation	Residence or Business Address	Citizenship
Martha D. Smith	Member of Board of	Retired	102 Haverford Road	USA
	Trustees		Pittsburg, PA 15238-1620

R. Bruce Bickel	Member of Board of	Managing Director	PNC Wealth Management	USA
	Trustees	Private Foundation Management	Two PNC Plaza
		Services President	620 Liberty Avenue,
		Transformational Leadership Group	30th Floor
		PNC Wealth Management	Pittsburg, PA 15222

Robin Cole, Sr.	Member of Board of	President of Unforgettable Sweets	685 Grove Avenue	USA
	Trustees		Washington, PA 15301

Scott Weaver	Member of Board of	Optometrist	2791 South Queen Street	USA
	Trustees		Dallastown, PA 17313

W. Robert Stover	Member of Board of	Vice Chairman of Board of	298 North Wiget Lane	USA
	Trustees	Directors, Vice President and	Walnut Creek, CA 94598
Treasurer of The Stover Foundation

Walter A. Saling, Jr.	Member of Board of	Stockbroker	Janney, Montgomery, Scott, LLC	USA
	Trustees		103 North Market Street
Ligonier, PA 15658

William F. Nelson	Member of Board of	Senior Vice President	First Federal Savings Bank	USA
	Trustees	First Federal Savings Bank	3515 Washington Road
McMurray, PA 15317

Richard L. Noftzger, Jr.		Senior Vice President of	51 West College Street
	Senior Vice President	Waynesburg College	Waynesburg, PA 15370	USA

Robin L. King	Vice President,	Vice President, Entertainment and	51 West College Street	USA
	Entertainment and	Marketing of Waynesburg College	Waynesburg, PA 15370
Marketing

Roy R. Barnhart	Vice President,	Vice President, Business and	51 West College Street	USA
	Business and Finance	Finance of Waynesburg College	Waynesburg, PA 15370

Timothy R. Thyreen	President	President of Waynesburg College	51 West College Street	USA
Waynesburg, PA 15370

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 15, 2007

/s/ W. Robert Stover
W. Robert Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998, as amended, and the Stover 1999 Charitable Remainder Unitrust dated 4/21/99

/s/ Joan C. Stover
Joan C. Stover, as Co-Trustee of the Stover Revocable Trust dated November 16, 1998, as amended

/s/ Parker T. Williamson
Parker T. Williamson, as Co-Trustee of the Stover
1999 Charitable Remainder Unitrust dated 4/21/99

THE STOVER FOUNDATION
By:	/s/ W. Robert Stover
	Name:	W. Robert Stover
	Title:	Vice President, Treasurer and Director

/s/ Amy Stover-Newton
Amy Stover-Newton

/s/ Stephen R. Stover
Stephen R. Stover

/s/ Stephen R. Stover
Stephen R. Stover, as Co-Trustee of the Steven R. Stover
Irrevocable Trust as Amended 3/28/96

/s/ Susan J. Stover
Susan J. Stover

/s/ Susan J. Stover
Susan J. Stover, as Co-Trustee of the Susan J. Stover
GST Irrevocable Trust

WAYNESBURG COLLEGE
By:	/s/ Roy Barnhart
Roy Barnhart
Vice President, Business and Finance

PRESBYTERIAN LAY COMMITTEE, INC.
By:	/s/ Stephen G. Brown
Stephen G. Brown
Chief Executive Officer